SECURITIES AND EXCHANGE COMMISSION  WASHINGTON, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

(Amendment No. )*

Pharmacopeia, Inc.
(Name of Issuer)

Pharmacopeia, Inc. Common Stock
(Title of Class of Securities)

71713B104
(CUSIP Number)

June 12, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1)  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     D. E. Shaw Investment Group, L.P.
     13-3544420


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]

     (b)  [x]

(3)  SEC USE ONLY



(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                    (5)  SOLE VOTING POWER

                         -0-

 NUMBER OF SHARES   (6)  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY             1,274,578.729
      EACH
    REPORTING       (7)  SOLE DISPOSITIVE POWER
   PERSON WITH
                         -0-

                    (8)  SHARED DISPOSITIVE POWER

                         1,274,578.729


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,274,578.729


(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.7%


(12) TYPE OF REPORTING PERSON **

     PN


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     David E. Shaw


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]

     (b)  [x]


(3)  SEC USE ONLY



(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


                    (5)  SOLE VOTING POWER

                         -0-

 NUMBER OF SHARES   (6)  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY             1,274,578.729
      EACH
    REPORTING       (7)  SOLE DISPOSITIVE POWER
   PERSON WITH
                         -0-

                    (8)  SHARED DISPOSITIVE POWER

                         1,274,578.729


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,274,578.729


(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.7%


(12) TYPE OF REPORTING PERSON **

     IN


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  NAME OF ISSUER:

Pharmacopeia, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Princeton Forrestal Center, 101 College Road East, Princeton, NJ 08540

ITEM 2(a).  NAME OF PERSON FILING:

D. E. Shaw Investment Group, L.P. ("Inv Group LP")
David E. Shaw ("David Shaw")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

120 West 45th Street, 39th Floor, Tower 45, New York, NY  10036

ITEM 2(c).  CITIZENSHIP:

Inv Group LP is a limited partnership organized under the laws of the State of Delaware.

David Shaw is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Pharmacopeia, Inc. Common Stock

ITEM 2(e).  CUSIP NUMBER:

71713B104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), 13d-2(b), OR 13d-3(b), or (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in Section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under Section 203 of the
        Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7

(h) [ ] A Savings Association as defined in Section 3 (b) of the federal Deposit Insurance Act (12U.S.C. 1813);

(i) [ ] A church Plan that is excluded from the definition of an investment company under section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a -3); and

(j) [ ] A Group, provided that all the members are persons specified in accordance section 240.13d-1(b)(1)(ii)(A) through (I)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

ITEM 4.     OWNERSHIP.

(a)

Amount beneficially owned:

Inv Group LP               1,274,578.729 Shares
David Shaw:                1,274,578.729 Shares

(b) Percent of class:

Inv Group LP:              6.7%

David Shaw:                6.7%
                           (based on the 18,932,343 Shares outstanding as of June 12, 1998, as confirmed by the Company on June 18, 1998)

(c) Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote

Inv Group LP:              -0-
David Shaw:                -0-

         (ii) shared power to vote or to direct the vote

Inv Group LP:              1,274,578.729
David Shaw:                1,274,578.729

         (iii) sole power to dispose or to direct the disposition of

Inv Group LP:              -0-
David Shaw:                -0-

         (iv) shared power to dispose or to direct the disposition of

Inv Group LP:              1,274,578.729
David Shaw:                1,274,578.729

David Shaw owns directly no Shares. By reason of Rule 13d-3 under the Securities Exchange Act of 1934 and by virtue of David Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., the general partner of D. E. Shaw & Co., L.P., itself the general partner of Inv Group LP, David Shaw may be deemed to own beneficially 1,274,578.729 Shares, comprising the 1,274,578.729 Shares owned directly by Inv Group LP. Therefore, David Shaw may be deemed to beneficially own approximately 6.7% of the outstanding Shares. David Shaw disclaims beneficial ownership of such 1,274,578.729 Shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATION.

By signing below D. E. Shaw Investment Group, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and, were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

June 19, 1998

                                    D. E. SHAW INVESTMENT GROUP, L. P.

                                    By: D.E. SHAW & CO., L.P., as
                                          General Partner

                                    By: /s/ Daniel Fishbane
                                        ---------------------------
                                        Managing Director


                                    DAVID E. SHAW

                                    By: /s/ Daniel Fishbane
                                        ---------------------------
                                        Attorney-in-Fact for David E. Shaw

                               POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                     UNDER THE SECURITIES EXCHANGE ACT OF
                                     1934

I, DAVID E. SHAW, hereby make, constitute and appoint each of:

Lou Salkind,

Stu Steckler,

Anne Dinning and

Danny Fishbane,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name, my individual capacity and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L.P.) all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the date set forth below.

Date:  January 14, 1997

DAVID E. SHAW

/s/ David E. Shaw
-----------------------
New York, New York